P.O. Box 2600

Valley Forge, PA 19482 michael_drayo@vanguard.com

December 13, 2022
Lisa N. Larkin, Esq.	via electronic filing
U.S. Securities & Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Vanguard Scottsdale Funds (The "Trust")

File No. 333-11763

Post-Effective Amendment No. 64 – Vanguard Explorer Value Fund

Dear Ms. Larkin,

This letter responds to your comments provided on November 23, 2022, on the above referenced post" effective amendment. The comments apply to Vanguard Explorer Value Fund, a series of the Trust.

Comment 1: On page 10, fourth paragraph under the "Security Selection" heading, consider using a plain English description of "contrarian."

Response: We have revised the description and replaced "contrarian investment philosophy" with "an investment philosophy seeking unique opportunities in various market conditions."

Comment 2: On page 10, fourth paragraph under the "Security Selection" heading, "ESG" is mentioned the first and only time in the Prospectus. Please describe how ESG is involved with the strategy in this Fund and provide examples of what ESG criteria is determined in investments in this Fund.

Response: We have revised the disclosure and removed the reference to "ESG."

Comment 3: On pages 35 and 37, we want to discuss the "Electronic Delivery" and "Account Service Fee" sections, respectively and the variation on what the account service fee covers for electronic delivery. Regarding potential imposition of a $20 fee, we note the disclosure is unclear about whether such fee is related to opting into the electronic delivery of documents (such as account statements). For example, in a 485B filed on December 21, 2017, the disclosure states:

"if you registered on vanguard.com and elect to receive electronic delivery of statements, reports, and other materials for all of your fund accounts, the account service fee for balances below $10,000 will not be charged, so long as that election remains in effect."

Such disclosure no longer appears in the fund prospectus.

P.O. Box 2600

Valley Forge, PA 19482 michael_drayo@vanguard.com

Generally speaking, a fund must acquire an investor's consent in order to utilize an electronic delivery framework. In the Staff's view, consent implies voluntariness, and that voluntariness may be absent if there is a monetary disincentive to attain the ability to retain paper copies of such documents. Please provide a legal analysis that explains the basis for Vanguard's earlier and current disclosure, including consideration of the electronic delivery rules and interpretative releases:

-Rule 498(f)(1);

-Use of Electronic Media for Delivery Purposes (Release 33-1733) (October 16, 1995) ("1995 Release");

-Use of Electronic Media by Broker-Dealers, Transfer Agents, and Investment Advisers for Delivery of Information (Release 33-7288) (May 9, 1996) ("1996 Release"); and

-Statement of Commission Providing Guidance on Use of Electronic Media (Release 33-7856) (April 28, 2000) ("2000 Release"), which provides the following:

"We believe that a global consent to electronic delivery would not be an informed consent if the opening of a brokerage account were conditioned upon providing the consent. Therefore, absent other evidence of delivery, we believe that if the opening of an account were conditioned upon providing a global consent, evidence of delivery would not be established."

Response: We believe that our current and historical electronic delivery practices, as described in the current and earlier disclosure, are consistent with the rules and releases cited in the Staff's comment.

Under our historical electronic delivery practices, the $20 account service fee described under the "Account Service Fee" heading in earlier filings was charged when a client's account balances with the fund's transfer agent were below $10,000 (the then"existing threshold). This account service fee was waived for investors that consented to electronic delivery, even if their balance was below the $10,000 threshold. This waiver was primarily designed to reduce fund administrative costs. Importantly, our intent in waiving this account service fee for investors who had consented to electronic delivery was not to prohibit, penalize or otherwise restrict any investor from receiving paper documents free of charge, if requested. To be sure, investors who had consented to electronic delivery could have nonetheless requested paper copies of account statements, transaction confirmations, prospectuses, SAIs, certain tax forms and shareholder reports and they would have received them free of charge (regardless of whether any previously provided consent was revoked). This remains our current practice.

The current disclosure describes a change in the application of the $20 account service fee described under the "Account Service Fee" heading in two ways. First, the $10,000 threshold described in earlier filings was raised to $1,000,000. Second, the waiver of this account service fee for investors who consent to electronic delivery was eliminated. We note that all affected investors were provided with advanced notice of these changes to the account service fee. As such, we do not believe that there is a connection between electronic delivery and the application of the account service fee described under the "Account Service Fee" heading in our most recent filing.

P.O. Box 2600

Valley Forge, PA 19482 michael_drayo@vanguard.com

Vanguard understands the importance of honoring investor preferences, whether they be paper delivery or electronic delivery. Any investor that consents to electronic delivery must do so affirmatively and may "opt out" at any time and receive paper copies of fund documents going forward. This ability to "opt out" has been, and continues to be, disclosed under the "Electronic Delivery" heading:

You can revoke your electronic consent at any time through our website, and we will begin to send paper copies of these documents within 30 days of receiving your revocation.

At no point, under either our current or historical electronic delivery practices, was the opening of an account conditioned upon providing a global consent. Accordingly, we believe that our electronic delivery practices are consistent with the rules and releases cited in the Staff's comment.

If you have any questions, then please feel free to reach out to me at michael_drayo@vanguard.com or Sanu Thomas at sanu_thomas@vanguard.com

Sincerely,

/s/ Michael Drayo

Michael Drayo

Associate General Counsel

The Vanguard Group, Inc.

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